Filed by Talos Energy LLC

Pursuant to Rule 425 of the Securities Act of 1933, as amended,

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934, as amended

Subject Companies: Stone Energy Corporation

(Commission File No. 001-12074)

Talos Energy LLC

Date: November 21, 2017

November 21, 2017

Employee Email from CEO

Talos Energy LLC CEO Tim Duncan sent this email to all Talos Energy LLC employees the morning of the announcement.

Subject: Important Company News

Dear Colleagues –

This morning we made the exciting announcement that we are combining with Stone Energy Corp., a publicly traded independent E&P company headquartered in Louisiana. This combination solidifies our strategy to become the premier offshore Deepwater E&P Company, while securing a platform for growth in the near term. The combination of Talos and Stone will create an even stronger company – with a large, high quality asset base and leading cost profile. The combined Company will have a significant acreage footprint in the Gulf of Mexico with over 1.2 million gross acres, of which approximately 160,000 acres is offshore Mexico, and pro forma estimated 2017 average daily production of 47 Mboe/d.

Stone is a Gulf of Mexico operator with over 100 employees in its Lafayette and New Orleans locations. Stone shares our belief that the well-being of employees is key to its success, and like Talos, is committed to a leading HSE (“Health, Safety and Environment”) track record. We are looking forward to taking this step with the Stone team.

Most importantly for you, this combination creates a premier offshore E&P Company. The pro forma portfolio will have proved reserves of 136 MMboe, as of June 30, 2017, based on SEC pricing, which are 69% oil and 74% located in the Deepwater Gulf of Mexico. We will be able to showcase our success in the Phoenix Field, including our recent Tornado II well and highlight Stone’s Pompano asset, including their recent discovery in Rampart. Of course our historic Zama discovery in Mexico will be a significant part of our long-term growth story. In summary, we will be a stronger company with more production and additional reserve development opportunities, ultimately helping Talos grow for the benefit of all of our stakeholders – including you, our valued employees.

Once this transaction is final, we will be a publically traded company on the New York Stock Exchange under the new ticker symbol “TALO,” which will offer us access to the public capital markets and enhance our growth trajectory. We will continue to be headquartered in Houston, Texas, and I will become the CEO of the combined company, with additional members of the Talos and Stone management teams serving in other key leadership roles.

That said, today’s announcement is just the first step in the process and I ask that you continue to focus on your daily responsibilities with the same sense of purpose and diligence that you always have. Until the transaction closes, which we anticipate will occur in the late first quarter or early second quarter of 2018, we will continue to operate business as usual. Additionally, because of legal restrictions related to the transaction process, I ask that you refrain from contacting any Stone employees, unless required as part of the process or in the ordinary course of business.

We are committed to open, transparent and timely communication and will update you as there is news to share. In the meantime, we will put a town hall meeting notification on the calendar so I can answer any questions you may have regarding this important milestone.

I hope you share my excitement for the opportunities that lie ahead. Thank you for your continued hard work.

Sincerely,

Tim Duncan

Chief Executive Officer

Proved Reserve Data

The proved reserves, as of June 30, 2017, have been prepared on the same basis as the proved reserves for year end 2016 for each of Talos and Stone that were audited or prepared by an independent engineering firm, but the proved reserves as of June 30, 2017 for each of Talos and Stone are based on company-engineered reserve reports of Talos and Stone, respectively, calculated in accordance with SEC rules and regulations that have not been audited by an independent engineering firm. The proved reserves have been calculated pursuant to SEC rules and regulations.

Cautionary Statement Regarding Forward-Looking Information

This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the expected benefits of the proposed transaction, Talos’s and Stone’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, project, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements including: the timing, extent, and volatility of changes in commodity prices for oil and gas; operating risks; liquidity risks; political and regulatory developments and legislation, including developments and legislation relating to Talos’s and Stone’s operations in the Gulf of Mexico basin; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing, including the successful completion of the notes exchange, are not satisfied or waived on a timely basis or at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; uncertainties as to the timing of the transaction; competitive responses to the transaction; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the ability to complete the combination and integration of Talos and Stone successfully; litigation relating to the transaction; and other factors that may affect future results of Talos and Stone. Additional factors that could cause results to differ materially from those described above can be found in Stone’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017, June 30, 2017, and September 30, 2017, each of which is on file with the SEC and available in the “Investor Center” section of Stone’s website, www.stoneenergy.com under the heading “SEC Filings” and in other documents Stone files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Talos nor Stone assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information

In connection with the proposed transaction, Sailfish Energy Holdings Corporation, a subsidiary of Stone that will be renamed Talos Energy, Inc. as of the closing of the proposed transaction (“Newco”), will file with the SEC a registration statement on Form S-4 that will include a consent solicitation/prospectus of Newco and Stone, as well as other relevant documents concerning the proposed transaction. Stone will mail the consent solicitation/prospectus to its shareholders. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Stone and/or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SHAREHOLDERS OF STONE ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT AND THE CONSENT SOLICITATION/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders will be able to obtain a free copy of the consent solicitation/prospectus, as well as other filings containing information about Talos, Stone and/or Newco, without charge, at the SEC’s website (http://www.sec.gov). Copies of the consent solicitation/prospectus and the filings with the SEC that will be incorporated by reference in the consent solicitation/prospectus can also be obtained, without charge, from Stone by going to the “Investor Center” section of Stone’s website, www.stoneenergy.com or from Talos by directing a request to talos@fticonsulting.com.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

Talos, Stone, Newco and certain of their respective directors, executive officers and members of management and employees may be deemed to be participants in the solicitation of written consents in respect of the proposed transaction. Information regarding Stone’s directors and executive officers is set forth in Stone’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Information regarding Talos’s directors and executive officers and more detailed information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, will be set forth in the consent solicitation/prospectus and other relevant materials filed with the SEC. Free copies of these documents may be obtained from the sources indicated above.

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